                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                      AND
                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        The Americas Growth Fund, Inc.
                        ------------------------------
                       (Name of Subject Company (Issuer)

                      JWCHARLES FINANCIAL SERVICES, INC.
                      ----------------------------------
                                   (Bidder)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                    --------------------------------------
                        (Title of Class of Securities)

                                   3060F107
                                   --------
                     (CUSIP Number of Class of Securities)
            JOEL E. MARKS, 1117 PERIMETER CENTER WEST, SUITE 500E,
                    ATLANTA, GEORGIA 30338, (770) 339-8805
            ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)

                                  COPIES TO:
                             W.  RANDY EADDY, ESQ.
                            KILPATRICK STOCKTON LLP
                       1100 PEACHTREE STREET, SUITE 2800
                            ATLANTA, GA 30309-4530
                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------

TRANSACTION VALUATION*(1)                               AMOUNT OF FILING FEE(2)
      $ 2,756,991                                            $   552
      -----------                                            -------

-------------------------------------------------------------------------------

(1) For the purposes of calculating the filing fee only. This calculation assumes that 938,550 shares of common stock, par value $.01 per share (the "AGRO Shares"), of The American Growth Fund, Inc. ("AGRO"), will be exchanged for shares of common stock, par value $.001 per share, of JWCharles Financial Services, Inc. According to AGRO's Form 10-QSB for the period ended March 31, 1997, there were issued and outstanding 938,550 AGRO Shares excluding the AGRO Shares owned by JWCFS. This calculation assumes that no additional AGRO Shares have been issued. Pursuant to Rules 0-11(d) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee was computed on the basis of the high and low sales prices of the AGRO Shares as reported on The Nasdaq Stock Market on August 13, 1997.

(2)  1/50 of one percent of Transaction Value.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $783          Filing Party: JWCharles Financial Services, Inc.
Form or Registration: Form S-4,       Date Originally Filed:   June 9, 1997
Registration No. 333-28809

                         (Continued on following pages)

CUSIP NO.  3060F107          14D-1
           --------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     JWCHARLES FINANCIAL SERVICES, INC.
     58-1545984

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                         (b) [X]

3.   SEC USE ONLY


4.   SOURCES OF FUNDS

     WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     FLORIDA

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     326,550

8.   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

     [  ]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     25.8

10.  TYPE OF REPORTING PERSON

     CO

CUSIP NO.  3060F107                  14D-1
           --------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     JWCHARLES CLEARING CORP.
     370975072

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                         (b) [X]

3.   SEC USE ONLY


4.   SOURCES OF FUNDS

     WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     FLORIDA

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     326,550

8.   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

     [  ]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     25.8

10.  TYPE OF REPORTING PERSON

     CO

       This Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to
Schedule 13D relates to the offer by JWCharles Financial Services, Inc., a Florida corporation ("JWCFS"), to exchange all (but not less than 51%) of the outstanding shares of common stock, par value $0.01 per share (the "AGRO Shares"), of The Americas Growth Fund, Inc., a Maryland corporation ("AGRO"), for shares of common stock, par value $.001 per share, of JWCFS ("JWCFS Shares"), upon the terms and subject to the conditions set forth in JWCFS' Prospectus, dated August 14, 1997 (the "Prospectus"), and the related Letter of Transmittal. Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 hereby amends and supplements the Schedule 13D of JWCharles Cleaning Corp., a wholly owned subsidiary of JWCFS, relating to the AGRO Shares, originally filed on March 11, 1997.

ITEM 1.    SECURITY AND SUBJECT COMPANY.

       (a) The name of the subject company is The Americas Growth Fund, Inc., a Maryland corporation. According to AGRO's Form 10-QSB for the period ended March 31, 1997 (the "AGRO Form 10-Q"), the principal executive offices of AGRO are located at 701 Bricknell Avenue, Suite 2000, Miami, Florida 33131 and its telephone number is (305)374-0282. Information regarding the address of AGRO's principal executive offices is set forth under the caption "Summary--General--AGRO" in the Prospectus, a copy of which is attached hereto as Exhibit (a)(1), and is incorporated herein by reference.

       (b) The class of securities to which this statement relates is the AGRO Shares. According to the AGRO Form 10-Q, there are issued and outstanding 1,265,100 AGRO Shares. The information set forth on the outside front cover page and page 2 of the Prospectus and under the captions "Summary--The Exchange Offer," "Markets for the JWCFS and AGRO Shares," "The Exchange Offer--Terms of the Exchange Offer" and "Description of Capital Stock of AGRO" in the Prospectus is incorporated herein by reference.

       (c) The information set forth under the caption "Markets for the JWCFS and AGRO Shares" in the Prospectus is incorporated herein by reference.

ITEM 2.    IDENTITY AND BACKGROUND.

       (a)-(d) and (g) This statement is being filed by JWCharles Financial Services, Inc., a Florida corporation. Information regarding JWCFS' state of organization, principal business and address of principal business offices is set forth under the caption "Summary--General--JWCFS" in the Prospectus and is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years, and the citizenship of each director and executive officer of JWCFS, and the name, principal business, and address of any corporation or other organization in which such occupations, positions, offices, and employments are or were carried on are set forth in Schedule A to the Prospectus and are incorporated herein by reference.

       (e)-(f) Neither JWCFS nor, to the best of JWCFS' knowledge, any of the persons listed in Schedule A to the Prospectus has during the last five years (i) been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT
         COMPANY.

       (a)-(b) The information set forth under the captions "Summary-- General--Background; Purpose of The Exchange Offer," "The Exchange Offer--Background" and "Certain Relationships and Transactions" in the Prospectus is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       (a) The information set forth on the outside front cover page of the Prospectus and under the captions "Summary--The Exchange Offer," "The Exchange Offer--Terms of The Exchange Offer" and "The Exchange Offer-- Source of Funds" in the Prospectus is incorporated herein by reference.

       (b)-(c)  Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

       (a)-(g) The information set forth on page 2 of the Prospectus and under the captions "Summary--General--Background; Purpose of the Exchange Offer," "Summary--General--Special Effects and Risks," "Summary--The Exchange Offer--Effects of the Exchange Offer," "Summary--The Exchange Offer--The Consolidation Merger," "Summary--The Exchange Offer--Comparison of Rights of Shareholders," "Markets for the JWCFS and AGRO Shares," "The Exchange Offer--Purpose of the Exchange Offer; The Consolidation Merger," "The Exchange Offer--Control of the AGRO Board," "The Exchange Offer--Effects of the Exchange Offer and the Consolidation Merger," "Comparison of Rights of Holders of JWCFS Shares and Holders of AGRO Shares" in the Prospectus is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       (a) The information set forth on the outside front cover page of the Prospectus and under the captions "Summary--The Exchange Offer--Conditions of the Exchange Offer" and "The Exchange Offer--Terms of The Exchange Offer" of the Prospectus is incorporated herein by reference. No executive officer or director of JWCFS beneficially owns any AGRO Shares.

       (b) The information set forth under the caption "Certain Relationships and Transactions" in the Prospectus is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Not applicable.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

       The information set forth under the caption "The Exchange Offer--Fees and Expenses" in the Prospectus is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

       The information set forth under the captions "Summary--Selected Historical Financial Data" and "Summary Pro Forma Financial Data-- Unaudited," and "Available Information" "Pro Forma Financial Information-- Unaudited" of the Prospectus are incorporated herein by reference. The financial statements contained in Item 8 of JWCFS' Annual Report on Form 10-K for the year ended December 31, 1996 and in JWCFS' Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 are incorporated herein by reference.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a shareholder of AGRO whether to exchange, tender or hold the securities being sought in the Exchange Offer.

ITEM 10.  ADDITIONAL INFORMATION.

       (a)-(f)  Not applicable.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

       (a)(1) Prospectus of JWCharles Financial Services, Inc. dated August 14, 1997.

       (a)(2) Form of Letter of Transmittal with respect to the AGRO Shares.

       (a)(3) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

       (a)(4) Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

        (a)(5) Notice of Guaranteed Delivery.

        (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and instructions thereto.

        (a)(7) Form of Summary Advertisement, dated August 19, 1997.

        (a)(8) Text of press release, dated August 19, 1997.

        (b)    Not applicable.

        (c)    Not applicable.

        (d)    Tax Opinion of Kilpatrick Stockton LLP.

        (e)    See Exhibit (a)(1).

        (f)    Not Applicable.

                       [Signature on the following page]

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 1997                  JWCHARLES FINANCIAL SERVICES, INC.



                                         By:  /s/ Joel E. Marks
                                            -----------------------------------
                                             Name:  Joel E. Marks
                                             Title:   Vice Chairman and Chief
                                                      Financial Officer

                                  EXHIBIT INDEX

     (a)(1) Prospectus of JWCharles Financial Services, Inc. dated August 14, 1997.

     (a)(2) Letter of Transmittal with respect to the AGRO Shares.

     (a)(3) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

     (a)(4) Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

     (a)(5) Notice of Guaranteed Delivery.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and instructions thereto.

     (a)(7) Form of Summary Advertisement, dated August 19, 1997.

     (a)(8) Text of press release, dated August 19, 1997.

     (b)    Not applicable.

     (c)    Not applicable.

     (d)    Tax Opinion of Kilpatrick Stockton LLP.

     (e)    See Exhibit (a)(1).

     (f)    Not Applicable.